

May 26, 2015

<u>Via E-mail</u>
Roger Smith
Executive Vice President, Treasurer and
Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway, Suite 600
Birmingham, Alabama 35243

Re: Infinity Property and Casualty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 000-50167

Dear Mr. Smith:

We have reviewed your May 4, 2015 response to our April 27, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2—Fair Value, page 39</u>

1. Please refer to your response to our prior comment one. Your disclosure on page 25 indicates that 14% and 21% of your fixed maturity securities are comprised of general obligation and revenue bonds, respectively, at December 31, 2014. You indicate in your response that:

    "Based on Barclay's municipal bond information, there is a strong positive correlation among the types of state and municipal bonds the Company holds as well as among the types of revenue bonds. In addition, the annualized returns among the various types of state and municipal bonds do not vary widely."

    Please provide us further analysis of your interpretation of this information including how "strong positive correlation" and "do not vary widely" inform your conclusion that general obligation and revenue bonds, which we understand may carry different risks than general obligation bonds as issuers of revenue bonds generally do not have the ability to draw from tax revenues or levy taxes to fund obligations, are not major security types or classes pursuant to ASC 320-10-50-1B and ASC 820-10-50-2B.

2. In your proposed revised disclosure to our prior comment two, you indicate that the valuation technique is the "application of evaluative pricing models." With respect to your valuation of level 2 fixed maturity securities, please tell us:

- The type of valuation technique that an evaluative pricing model is and describe each pricing model you use;
- The extent that you use each model for each class of securities; and
- Whether each input you list is used in each of the pricing models for each class, and if not, disaggregate those inputs used for each pricing model by class.

Please contact Senior Staff Accountant Sasha Parikh at (202) 551-3627 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant